Exhibit 12

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Pro Forma
	12 Months Ended September 30,	Year Ended December 31,	12 Months Ended September 30,	Year Ended December 31,
	2003	2002	2003	2002	2001	2000	1999	1998
Earnings
Income before cumulative effect of change in accounting	$32,747	$30,767	$35,052	$36,131	$52,134	$41,957	$39,443	$34,321
Income taxes	18,848	15,864	20,266	19,166	26,626	22,981	20,522	16,915
Total interest charges	29,615	30,480	25,892	21,814	27,173	40,522	43,124	53,727
Interest implicit in rentals	396	560	396	560	879	806	751	626

Earnings before income taxes and fixed charges	$81,606	$77,671	$81,606	$77,671	$106,812	$106,266	$103,840	$105,589

Fixed charges
Total interest charges	$29,615	$30,480	$25,892	$21,814	$27,173	$40,522	$43,124	$53,727
Interest implicit in rentals	396	560	396	560	879	806	751	626

Total fixed charges	$30,011	$31,040	$26,288	$22,374	$28,052	$41,328	$43,875	$54,353

Ratio of earnings to fixed charges	2.7x	2.5x	3.1x	3.5x	3.8x	2.6x	2.4x	1.9x